[redacted]

08030449

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage, Rutty & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1621 Jefferson Road
(No. and Street)

Rochester (City) New York (State) 14623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(585) 232-3760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place (Address) Rochester (City) New York (State) 14604 (Zip Code)

RECD S.E.C.
FEB 26 2008
503

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sage, Rutty & Co., Inc.
Index
December 31, 2007 and 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

Report of Independent Auditors

To the Board of Directors and Shareholders
Sage, Rutty & Co., Inc.

In our opinion, the accompanying statements of financial condition and the related statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Sage Rutty & Co., Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2008

Sage, Rutty & Co., Inc.
Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
Assets		
Cash	$ 1,020,684	$ 1,234,623
Firm margin deposit	139,889	83,381
Receivable from brokers and dealers	293,008	260,835
Securities in Firm account, at market	3,064,286	3,103,652
Deposits and other assets	425,258	293,354
Note receivable	200,000	-
Fixed assets, net	151,063	264,075
Total assets	$ 5,294,188	$ 5,239,920
Liabilities and Shareholders' Equity		
Liabilities		
Payable to brokers and dealers	$ 734,363	$ 567,832
Accrued compensation and related taxes	274,655	169,967
Accrued profit sharing	330,752	259,896
Dividends payable	198,660	187,200
Other liabilities	87,302	19,098
Income taxes payable	21,840	187,175
Deferred tax liability, net	201,037	367,456
Total liabilities	1,848,609	1,758,624
Shareholders' equity		
Common stock - no par value; authorized 1,000 shares; 840 shares issued	261,743	261,743
Dividends	(198,660)	(316,000)
Retained earnings	4,742,631	4,774,730
	4,805,714	4,720,473
Less: Treasury stock, at cost, 238 and 216 shares, respectively	(1,360,135)	(1,239,177)
Total shareholders' equity	3,445,579	3,481,296
Total liabilities and shareholders' equity	$ 5,294,188	$ 5,239,920

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Income
Years Ended December 31, 2007 and 2006

	2007	2006
Revenues		
Commissions and fees	$ 7,923,771	$ 7,380,999
Income on securities transactions	171,631	997,775
Interest and dividends	202,172	129,701
Unrealized loss on securities	(468,802)	(17,433)
Other income	92,059	44,470
	7,920,831	8,535,512
Expenses		
Employee compensation, payroll taxes and benefits	5,813,177	5,742,105
Securities clearing expense	190,954	193,276
Communications	362,421	344,483
Occupancy	534,944	623,303
Interest	31,809	44,139
Other operating expenses	533,826	582,679
	7,467,131	7,529,985
Income before provision for income taxes	453,700	1,005,527
Provision for income taxes	169,799	386,509
Net income	$ 283,901	$ 619,018

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Changes in Shareholders' Equity
Years Ended December 31, 2007 and 2006

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2005	$ 261,743	$ 4,155,712	$ (1,137,317)	$ 3,280,138
Dividends on common stock	-	(316,000)	-	(316,000)
Treasury share repurchase	-	-	(101,860)	(101,860)
Net income	-	619,018	-	619,018
Balance, December 31, 2006	261,743	4,458,730	(1,239,177)	3,481,296
Dividends on common stock	-	(198,660)	-	(198,660)
Treasury share repurchase	-	-	(120,958)	(120,958)
Net income	-	283,901	-	283,901
Balance, December 31, 2007	$ 261,743	$ 4,543,971	$ (1,360,135)	$ 3,445,579

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income	$ 283,901	$ 619,018
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	133,100	125,555
Deferred income taxes	(166,419)	60,506
Unrealized loss on securities, net	468,802	17,433
Realized gain on investments	(25,387)	(288,838)
(Increase) decrease in operating assets		
Firm margin deposit	(56,508)	107,563
Receivable from brokers and dealers	(32,173)	910
Deposits and other assets	(131,904)	(16,801)
Increase (decrease) in operating liabilities		
Payable to brokers and dealers	166,531	(480,541)
Accrued compensation and related payroll taxes	104,688	(34,975)
Accrued profit sharing plan	70,856	108,705
Income taxes currently payable	(165,335)	116,685
Other liabilities	68,204	(1,033)
Total adjustments	434,455	(284,831)
Net cash provided by operating activities	718,356	334,187
Cash flows from investing activities		
Net (sale) purchase of securities in Firm account	(404,049)	297,639
Note receivable	(200,000)	-
Capital expenditures	(20,088)	(178,848)
Net cash (used in) provided by investing activities	(624,137)	118,791
Cash flows from financing activities		
Dividends paid	(187,200)	(128,800)
Repurchase of Treasury Shares	(120,958)	(101,860)
Net cash used in financing activities	(308,158)	(230,660)
Net (decrease) increase in cash	(213,939)	222,318
Cash		
Beginning of year	1,234,623	1,012,305
End of year	$ 1,020,684	$ 1,234,623
Supplemental disclosures of cash flow information		
Cash paid during the year for interest	$ 31,809	$ 44,139
Cash paid during the year for income taxes	501,553	207,463
Supplemental disclosure of noncash financing activities		
Declared dividends	198,660	187,200

The accompanying notes are an integral part of these financial statements.

1. The Company

The Company is a Securities Broker engaged in the purchase and sale of securities for its customers. The Company's customers are comprised of corporate, institutional and individual investors. The Company executes transactions and introduces them to a Clearing Broker, a New York Stock Exchange ("NYSE") Member Firm, on a fully disclosed basis.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Method of Income Recognition
Security transactions are recorded on a trade date basis. Commission income and expenses are reflected in the financial statements as of the trade date. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Cash
The Company has defined cash as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities in Firm Account
Securities in trading and investment accounts are valued at market and unrealized gains or losses are recorded as income or loss. Market is based on quoted market price, and the unrealized loss in 2007 and 2006 amounted to $468,802 and $17,433, respectively.

The Company's trading securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. This balance amounted to $139,889 and $83,381 at December 31, 2007 and 2006, respectively.

Fixed Assets
Fixed assets are carried at cost less accumulated depreciation. The Company has adopted accelerated methods of calculating depreciation for all assets using estimated useful lives of three to ten years. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts.

The Company reviews long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, for possible impairment when events or changes in circumstances are present. A loss is recognized if the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell. No such impairments occurred during fiscal 2007.

Other Income
The majority of other income for the year ended December 31, 2007 includes a one-time rebate the Company received from FINRA. The Company received the one-time rebate from FINRA related to benefits resulting from the consolidation of the National Association of Securities Dealers ("NASD") and the New York Stock Exchange Membership Regulation into FINRA. The remaining amounts consist of inactive account fees and miscellaneous charges.

Advertising Expenses

The Company expenses advertising as incurred. Advertising expense was $37,671 and $38,706 for the years ended December 31, 2007 and 2006, respectively.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. This statement requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

During June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109*. FIN 48 supplements SFAS No. 109, by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 provides guidance for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. FIN 48 requires that the tax effects of a position be recognized if it is "more likely than not" to be sustained based solely on its technical merits. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense in the current year. FIN 48 is effective for non-public companies for annual periods beginning after December 15, 2007, and is to be applied to all open tax years as of the effective date. At adoption, the financial statements must be adjusted to reflect only those tax positions that are more likely than not to be sustained as of the adoption date. Management of the Company is currently evaluating the impact that FIN 48 will have on the financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* which is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The standard does not expand the use of fair value in any new circumstances, but provides clarification on acceptable fair value methods and applications. Management of the Company is currently evaluating the implications of SFAS No. 157, but it is not expected to materially impact the Company's financial statements.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

3. Securities in Firm Account

Securities in Firm account are comprised of the following:

	2007		2006	
	Market	Cost	Market	Cost
Bonds	$ 2,107,144	$ 2,092,118	$ 1,746,475	$ 1,742,079
Common stocks	957,142	364,657	1,357,177	285,260
	$ 3,064,286	$ 2,456,775	$ 3,103,652	$ 2,027,339

4. Note Receivable

On November 2, 2007, the Company loaned $200,000 to Bona Via, Inc., a New York corporation ("Bona Via"), pursuant to the terms of a Promissory Note (the "Note"). The Note is secured by an interest in Bona Via's accounts receivable and contract rights. The Note bears interest at the rate of 8% per annum and stipulates that interest payments are to be paid semi-annually. The outstanding principal plus accrued interest becomes due and payable on May 2, 2009.

5. Fixed Assets

The Company's fixed assets are comprised of the following:

	2007	2006
Leasehold improvements	$ 366,415	$ 366,415
Furniture and equipment	318,415	298,327
Vehicles	50,000	50,000
	734,830	714,742
Less: Accumulated depreciation	(583,767)	(450,667)
	$ 151,063	$ 264,075

Depreciation expense charged to operations for the years ended December 31, 2007 and 2006 amounted to $133,100 and $125,555, respectively. Fully depreciated fixed assets with an original historic cost of $49,560 were written off during the period ended December 31, 2006. Accordingly, the related cost basis and corresponding accumulated depreciation amounts have been removed from the accounts.

6. Employee Benefit Plans

The Company has a profit sharing plan, qualified under the Internal Revenue Code, covering all full-time employees with one year of service. Subject to certain limitations, the Company may make annual contributions to the plan of up to 15% of salaries paid to individuals participating in the plan. Distributions are made to participants or their beneficiaries upon retirement, death, permanent disability or other termination of employment, but are subject to forfeiture under certain conditions. The expense for the plan for the years ended December 31, 2007 and 2006 amounted to $330,752 and $259,896, respectively.

The Company has established a contributory defined contribution 401(k) plan which covers substantially all employees. Under this plan, eligible employees are allowed to contribute up to 100% of their pay (subject to annual legal limitations). Employer contributions are made on a discretionary basis. No employer contributions were made during 2007 and 2006.

7. Income Taxes

The provision for income tax expense for the years ended December 31 consists of the following:

	2007	2006
Current		
Federal income taxes	$ 274,321	$ 260,013
State income taxes	61,897	65,990
	336,218	326,003
Deferred	(166,419)	60,506
	$ 169,799	$ 386,509

The deferred income tax expense for 2007 and 2006 results from the impact of temporary differences between assets and liabilities for financial reporting purposes and the balances for tax purposes.

The components of the deferred tax assets and (liabilities) as of December 31 consists of the following:

	2007	2006
Depreciation	$ 88,798	$ 63,069
Prepaid asset arrangements	(46,831)	-
Unrealized investment gain, net	(243,004)	(430,525)
	$ (201,037)	$ (367,456)

The effective tax rate is different from the federal statutory rate of 34% due to tax exempt income of approximately $16,000 and $32,000 in 2007 and 2006, respectively, as well as state taxes, net of federal tax benefits. Also impacting the effective tax rate in 2006 is utilization of the previously generated capital loss carryforward.

8. Line of Credit

The Company has a line of credit with a commercial bank. The line is collateralized by substantially all of the Company's assets and bears interest at the bank's prime rate. The agreement allows the Company to borrow up to $750,000. The line of credit was unused as of December 31, 2007 and 2006 and no draws were taken on the line during fiscal 2007 and 2006.

9. Lease Commitment

The Company operates under a lease agreement expiring August 31, 2009. Under the agreement, the Company will pay $140,000 annually and at the end of the lease term have the option to extend the agreement for up to an additional ten years.

During 2004, the Company entered into a new lease agreement for additional office space which expires October 1, 2009. Under the agreement the Company will pay $61,072 annually and at the end of the lease term have the option to extend the agreement for up to an additional ten years.

10. Financial Instruments with Off-Balance Sheet Credit Risk

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

11. Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 ("the net capital rule") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2007, the Company has net capital (as defined) of $2,399,933 of which $2,149,933 excess of its required net capital of $250,000. The Company's net capital ratio was .381 to 1.

Sage, Rutty & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2007

Schedule I

1.	Total ownership equity		$ 3,445,579
2.	Deduct: Ownership equity not allowable for net capital		
3.	Total ownership equity qualified for net capital		3,445,579
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ -	
	B. Other (deductions) or allowable credits		
5.	Total capital and allowable subordinated liabilities		3,445,579
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition:	776,321	
	1. Additional charges for customers' and non-customers' security accounts		
	2. Additional charges to customers' and non-customers' commodity accounts		
	B. Aged fail-to-deliver:		
	1. Number of items		
	C. Aged short security differences		
	D. Secured demand note deficiency		
	E. Commodity futures contracts and spot commodities		
	F. Other deductions and/or charges		(776,321)
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		2,669,258
7.	Other additions and/or allowable credits		
8.	Net capital before haircuts on securities positions		2,669,258
9.	Haircuts on securities:		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Bankers' acceptances, certificates of deposit and commercial paper		
	2. U.S. and Canadian Government obligations	13,335	
	3. State and Municipal Government obligations	21,335	
	4. Corporate obligations	9,243	
	5. Stocks and warrants	143,571	
	6. Options		
	7. Arbitrage		
	8. Other securities	16,969	
	D. Undue concentration	64,872	
	E. Other		(269,325)
10.	Net capital		$ 2,399,933

Sage, Rutty & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2007 — Schedule I

	Computation of Basic Net Capital Requirement		
11.	Minimum net capital required (6-2/3% of line 19)		$ 60,911
12.	Minimum dollar net capital requirement of reporting broker and dealer		250,000
13.	Net capital requirement (greater of line 11 or 12)		250,000
14.	Excess net capital (line 10 less line 13)		2,149,933
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)		$ 2,308,612
16.	Total A.I. liabilities from Statement of Financial Condition		$ 913,209
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts (list)		
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts		
19.	Total aggregate indebtedness		$ 913,209
20.	Percentage of aggregate indebtedness to net capital		38.1%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
Differences between this computation of net capital and the corresponding computation prepared by Sage, Rutty & Co., Inc. and included in the Company's unaudited Part IIA FOCUS IIA Report filing as of the same date, consisted of the following:

Excess net capital per the Company's FOCUS Report (unaudited)	$ 1,644,623
Adjustments made to income and expense accounts which increase ownership equity	238,030
Adjustments made which decrease ownership equity	(68,000)
Decrease to non-allowable assets	448,725
Decrease in haircuts on securities	-
Decrease in aggregate indebtedness	45,234
Excess net capital per this computation	$ 2,308,612

Sage, Rutty & Co., Inc.
Computation for Determination of Reserve and Information for Possession or Control Requirements
For the Year Ended December 31, 2006 — Schedule II

Exemption Under SEC Rule 15c3-3 Section (k)(2)(ii) Has Been Claimed

The Company promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

To the Board of Directors and Shareholders
Sage, Rutty & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules for Sage Rutty & Co, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2008

END